Exhibit 4.57

The Declaration regarding Payment on behalf of others

To Global Sources Properties (Shenzhen) Co., Ltd. (your company):

It is confirmed that the payment, RMB 20,000,000, paid by Shenzhen Sihai Hengtong Investment Holding Group Co., Ltd. (hereinafter referred to as the “Declarant”) to your company on July 7th, 2015 (hereinafter referred to as the “Payment”),  was made on behalf of Shenzhen Sihai Hengtong Property Co., Ltd. (the registered number is 440301109337146, hereinafter referred to as the “Beneficiary”) and the Payment shall be deemed as the equivalent amount deposit was paid by the beneficiary to your company for purchasing the Properties of the entire 50th Floor of Shenzhen International Chamber of Commerce  Tower (hereinafter referred to as the “Property”).

The Declarant hereby confirms that:

(a)	The source of the Payment paid by the Declarant is legal, and will not render any damages to your company;

(b)	Upon your company receives the Payment, the Payment constitutes the equivalent amount of deposit to the Property;

(c)	After your company’s receipt of the Payment, the Declarant will not claim refund of such Payment and claim any other relevant rights by any reasons;

(d)	Your company is irrelevant to any legal relationship and possible disputes or liabilities caused by or arising from the afore-mentioned Payment between the Declarant and Beneficiary;

(e)	This declaration is irrevocable without your company’s written consent.

Hereby declared.

The Declarant: Shenzhen Sihai Hengtong Investment Holding Group Co., Ltd.

(Company Chop)

The Beneficiary: Shenzhen Sihai Hengtong Property Co., Ltd.

(Company Chop)

Date: 21st August, 2015